Christian J. Scognamillo Associate Direct Voice Direct Fax E-Mail	818.444.4512 818.444.6312 cscognamillo@biztechlaw.com

October 23, 2008

VIA EDGAR AND FACSIMILE

Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ironclad Performance Wear Corporation
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 0-51365

Dear Mr. Mew:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we are writing to provide you with supplemental information and proposed revised draft disclosure in response to the letter sent to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 3, 2008 (the “Comments”).

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. The factual information provided herein was provided to us by the Company.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007 General

1.
Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

The Company respectfully advises the Staff that, where requested, the Company will include revised disclosure and such disclosure will be included in all of the Company’s future filings to the extent applicable.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Judgments and Estimates

Product Returns, page 16

2.
We note disclosure that your current estimated future warranty product return rate is 1.0%, but you note that your 2007 actual experience rate was, in fact, significantly higher, as much as 4 to 5%. And the return rate has been deteriorating through the second quarter in 2008. Please revise your discussion reflecting the higher product return experience. Also explain to us and disclose the reason(s) why the return rate has significantly increased. Discuss what impact the higher experience rate has had on your financial statements and state whether it is a known trend that has had or that are reasonably expected to have a material impact on your earnings. Refer to Item 303 of Regulation S-B.

The difference between the Company’s actual product return experience in 2007 and future estimates is due to a number of factors. In addition to the 1% warranty product reserve, the Company also reserved 0.75% in 2007 (1.0% in 2008) for other product returns plus additional reserves against specific sales once they are identified.

In order to clarify our disclosure, the Company proposes to rename and revise its discussion of the section entitled “Product Returns” as follows:

“Product Returns, Allowances and Adjustments

Product returns, allowances and adjustments is a broad term that encompasses a number of offsets to gross sales. Included herein are warranty returns of defective products, returns of saleable products and accounting adjustments.

Warranty Returns - the Company has a warranty policy that covers defects in workmanship. It allows customers to return damaged or defective products to us following a customary return merchandise authorization process. Warranty returns for the year ending December 31, 2007 and six months ending June 30, 2008 were approximately $84,000 or 0.6% and $67,000 or 1.5%, respectively.

Saleable Product Returns - the Company may allow from time to time, depending on the customer and existing circumstances, stock adjustment returns, whereby the customer is given the opportunity to ‘trade out’ of a style of product that does not sell well in their territory, usually in exchange for another product, again following the customary return merchandise authorization process. In addition we may allow from time to time other saleable product returns from customers for other business reasons, for example, in settlement of an outstanding accounts receivable, from a discontinued distributor customer or other customer service purpose. Saleable product returns for the year ending December 31, 2007 and six months ending June 30, 2008 were approximately $402,000 or 2.8% and $381,000 or 3.4%, respectively.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

Accounting Adjustments - these adjustments include pricing and shipping corrections and periodic adjustments to the product returns reserve. Pricing and shipping corrections for the year ending December 31, 2007 and six months ending June 30, 2008 were approximately $58,000 or 0.4% and $36,000 or 0.8%, respectively. Adjustments to the product returns reserve for the year ending December 31, 2007 and six months ending June 30, 2008 were approximately $62,000 or 0.4% and ($138,000) or (3.1%), respectively.

For warranty returns the Company utilizes actual historical return rates to determine the allowance for returns in each period. For saleable product returns the Company also utilizes actual historical return rates, adjusted for large, non-recurring occurrances. The Company does not accrue for pricing and shipping corrections as they are unpredictable and generally de minimis. Gross sales are reduced by estimated returns. We record a corresponding accrual for the estimated liability associated with the estimated returns which is based on the historical gross sales of the products corresponding to the estimated returns. This accrual is offset each period by actual product returns.”

The Company respectfully advises the Staff that its current estimated future warranty product return rate is approximately 1.0% and its current estimated future saleable product return rate is approximately 1.0%. As noted above, our estimated return rate is based upon our past history of actual returns, net of non-recurring adjustments, and we estimate amounts for product returns for a given period by applying this historical return rate to the last four months sales and reducing actual gross sales for that period by a corresponding amount. We believe that using a trailing 12-month return rate provides us with a sufficient period of time to establish recent historical trends in product returns for two primary reasons: (i) our products useful life is approximately 3-4 months and (ii) we are able to quickly correct any significant quality issues as we learn about them. If an unusual circumstance exists, such as a product that has begun to show materially different actual return rates as compared to our average 12-month return rates, we will make appropriate adjustments to our estimated return rates. Factors that could cause materially different actual return rates as compared to the 12-month return rates include a new product line, a change in materials or product being supplied by a new factory. Although we have no specific statistical data on this matter, we believe that our practices are reasonable and consistent with those of our industry. Our warranty terms under our arrangements with our suppliers do not provide for individual products returned by retailers or retail customers to be returned to the vendor.

Discussion of the higher product return experience -

Andrew Mew
Securities and Exchange Commission
October 23, 2008

•	Total warranty, saleable product and accounting adjustment returns, excluding reserve adjustments, for the full year ended December 31, 2007 were approximately $544,000 or 3.8%.
•
Total warranty, saleable product and accounting adjustment returns, excluding reserve adjustments, for the six months ended June 30, 2008 and 2007 were approximately $484,000 or 10.9% and $263,000 or 5.7%.

•
Included in saleable product returns for the six months ended June 30, 2008 were two large, unique and non-recurring returns. In one instance we “took back” inventory from a customer who had failed to pay for their purchase as a means of recovering our value and avoiding a bad debt write-off for approximately $140,000. In the second instance a long-time hardware distributor customer who had purchased a large order of our new apparel line specifically for one of its customers, had that customer cancel the order. Our distributor approached the Company seeking relief as it had no other viable outlet for the product. We agreed to allow it to return approximately $90,000 of this apparel product. When looking at the six months ended June 30, 2008, adjusted for these two non-recurring returns ($484,000-$140,000-$90,000 = $254,000), our return rate would be 5.7%, comparable to the six month period ending June 30, 2007.

Discussion of impact on financial statements and trends -

•
Warranty product returns have a direct dollar-for-dollar impact on net sales and accounts receivable. To the extent that they increase as an overall percentage of our business, increases in the reserve necessitated by this occurrence would also have a direct impact on net sales.

•
Saleable product returns also have a direct dollar-for-dollar impact on net sales and accounts receivable. However there is also a corresponding decrease in cost of goods sold as the inventory value of the product is recorded on the balance sheet. Thus the net impact of saleable product returns is lessened to a gross margin amount.

•	Pricing corrections would affect net sales and accounts receivable while shipping corrections would impact net sales, accounts receivable, cost of goods sold and inventory.
•
The Company has not noticed any particular trend in product returns in the first half of the current year. Other than the two incidents discussed above, which appear to be anomalies. Other product returns appear to be in line with the prior year at this point in the Company’s annual sales cycle.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

Liquidity and Capital Resources, page 19 Contractual Obligations

3.
We note your disclosure on page 2 that you have contracted with suppliers in several foreign countries for the production of your various glove and apparel products. To the extent that it is material, revise your tabular presentation to disclose the minimum cash funding requirements or purchase commitments for these supply agreements.

The Company respectfully advises the Staff that while its disclosure on page 2 mentions suppliers in several foreign countries, the Company has no supply contracts or agreements with the suppliers referenced. When ordering goods from such suppliers, it issues individual purchase orders with respect to the manufacture of its glove and apparel products which vary in amounts. Therefore, the Company respectfully submits to the Staff that no additional tabular disclosure is required.

Consolidated Financial Statements

Consolidated Statements of Operations, page 26

4.
Tell us and disclose the nature and the component amounts of the line item “Operations” in the consolidated statements of operations. Also, re-label this caption to properly reflect the nature of the expense(s) within the item in future filings.

The Company respectfully advises the Staff that the line item “Operations” includes all of the purchasing, warehousing and distribution costs of the business. Purchasing, warehousing and distribution costs for the years ending December 31, 2007 and 2006 were $788,997 and $531,083, respectively. These costs were comprised of salaries and benefits of approximately $397,000 and $340,000; travel and lodging of approximately $23,000 and $60,000; and warehouse operations of approximately $369,000 and $131,000, respectively. The Company will re-label the line item “Purchasing, Warehousing and Distribution” in all of its future filings.

Notes to Consolidated Financial Statements 3. Accounting Policies, page 31

General

5.
Please disclose the types of costs and expenses and amounts you include in the cost of sales and the general and administrative expense line items for all periods presented. With respect to cost of sales, please clarify whether you include for example freight charges, purchasing and receiving costs, inspection costs and warehousing costs in the cost of sales line item. If not, please also disclose:

●	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

Andrew Mew
Securities and Exchange Commission
October 23, 2008

●
in management's discussion and analysis that your gross margins may not be comparable to those of other entities, since some entities include all of these costs in cost of sales while others may exclude a portion of them from gross margin, including them instead in other line items.

The Company respectfully advises the Staff that included in cost of goods sold are all of the costs associated with producing the product under purchase order, by independent, third party factories (FOB costs), plus the costs of transporting, inspecting and delivering the product to our distribution warehouse in California (landed costs.) Landed costs consist primarily of ocean/air freight, transport insurance, import duties, administrative charges and local trucking charges from the port to our warehouse. Cost of goods sold for the years ended December 31, 2007 and 2006 were $8,047,454 and $5,967,566, respectively.

Purchasing, warehousing and distribution costs are reported in operating expenses on the line item entitled “Operations” and, for the years ending December 31, 2007 and 2006 were $788,997 and $531,083, respectively. These costs were comprised of salaries and benefits of approximately $397,000 and $340,000; travel and lodging of approximately $23,000 and $60,000; and warehouse operations of approximately $369,000 and $131,000, respectively.

The general and administrative expense line item includes all of the expenses of operating the business that are not applicable to the sales and marketing, research and development or purchasing, warehousing and distribution functions. Below is a table outlining key categories of expenses included in general and administrative expenses:

	For the Years Ended December 31,
	2007	2006
Salaries, taxes and benefits	$1,602,799	$1,577,741
Professional fees	875,785	594,631
Investor relations	204,109	162,457
Office expenses	187,281	192,068
Facility expenses	181,188	134,561
Insurance	90,387	68,264
Bank fees	89,428	46,833
Other expenses	228,975	191,328

Total general and administrative expenses	$3,459,952	$2,967,883

Andrew Mew
Securities and Exchange Commission
October 23, 2008

The Company proposes to include the following disclosure in all of its future filings :

Cost of Goods Sold

“Cost of goods sold includes all of the costs associated with producing the product by independent, third party factories (FOB costs), plus the costs of transporting, inspecting and delivering the product to our distribution warehouse in California (landed costs.) Landed costs consist primarily of ocean/air freight, transport insurance, import duties, administrative charges and local trucking charges from the port to our warehouse. Cost of goods sold for the years ended December 31, 2007 and 2006 were $8,047,454 and $5,967,566, respectively.

Purchasing, warehousing and distribution costs are reported in operating expenses on the line item entitled “Purchasing, warehousing and distribution expenses” and, for the years ending December 31, 2007 and 2006 were $788,997 and $531,083, respectively. These costs were comprised of salaries and benefits of approximately $397,000 and $340,000; travel and lodging of approximately $23,000 and $60,000; and warehouse operations of approximately $369,000 and $131,000, respectively.”

In Management’s Discussion and Analysis of Financial Condition and Results of Operations we will include a section entitled “Cost of Goods Sold” which we propose to read as follows:

“The Company’s cost of goods sold includes the FOB cost of the product plus landed costs. Landed costs include freight-in, insurance, duties and administrative costs to deliver the finished goods to our distribution warehouse. Cost of goods sold does not include purchasing costs, warehousing or distribution costs. These costs are captured as incurred on a separate line in operating expenses. Our gross margins may not be comparable to other entities that may include some or all of these costs in the calculation of gross margin.”

6.
We note your disclosure in Note 7 relating the amounts accrued for rebates and co-op expenses. Further, we also note the reference to your co-op business with Ace Hardware, True Value and Do It Best in a recent conference call discussion of your results of operations. In this regard, please tell us if you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers. If so, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item you classify the costs for each type of arrangement. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements of EITF 01-09. Please also discuss in management's discussion and analysis any significant estimates you make as a result of these arrangements.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

The Company offers one, or both, of two types of consideration to certain of its customers, rebate and co-op advertising programs. Rebates are generally offered with volume growth incentives and are based entirely on current year sales to that customer. The Company accrues for these rebates each month based on actual sales and records them as reductions of revenue in accordance with EITF 01-09. When minimum thresholds of revenue transactions are required, the Company accrues at the first threshold rate until that level is achieved. When historical information is available the Company uses such data to estimate the rate for accrual purposes. As this is monitored monthly, when customers achieve the next level, or are deemed to be on track to achieve the next level, the Company increases the accrual appropriately on a prospective basis, recognizing any previous shortfall in the current period. For the years ended December 31, 2007 and 2006, rebate expenses were approximately $111,000 and $138,000, respectively.

Co-op advertising programs are offered to select customers as incentives to promote our products in their marketing efforts. They may be a fixed dollar amount or based on current years sales to that customer. Sometimes these efforts involve promoting our products internally to member stores, as is the case with our cooperative hardware chains customers such as ACE Hardware, True Value and Do It Best. Sometimes these efforts involve including our products in local or national media advertisements and flyers. Since the Company receives identifiable advertising services which can be reasonably estimated in exchange for this type of consideration, we treat these costs as expenses in accordance with Issue 1 of EITF 01-09. They are recorded as advertising costs included in the line item “Sales and Marketing.” For the years ended December 31, 2007 and 2006, co-op advertising expenses were approximately $288,000 and $158,000, respectively.

The Company does not typically pay slotting fees. There was one occasion in the year ended December 31, 2007 where we did pay a slotting fee to one of our customers in the amount of approximately $52,000. We recorded this payment as a reduction of revenues in accordance with EITF-01-09.

The Company does not have formal buydown programs with its customers.

Segment Information

7.
Please explain to us how your chief operating decision maker reviews your results of operations and the financial condition of your business for the purpose of allocating resources, evaluating and assessing its financial and operating performance. Identify for us and disclose your operating segments as defined under paragraph 10 of SFAS 131. If you relied on the guidance under paragraph 17 of SFAS 131 in aggregating the segments into one reportable segment, please state so in the filing. Also, explain to us how you determined that it is appropriate in aggregating them and that they are economically similar by addressing each of the aggregation criteria within the guidance.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

The Company respectfully advises the Staff that management only has one operating segment. The Company does not define or compare discrete financial information for any component because all product lines are similar.

8.	Please provide all of the disclosures as required by paragraphs 25-28 and 36-39 of SFAS 131, if applicable.

Paragraphs 25-28 of SFAS 131

The Company respectively advises the Staff that paragraphs 25-28 of SFAS 131 are not applicable because the Company conducts its business as a single reportable segment in accordance with paragraphs 25-28 of SFAS 131.

Paragraphs 36-38 of SFAS 131

The Company respectfully advises the Staff that it will revise its disclosure under “Item 6 Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include tabular disclosure of the breakdown between its domestic and foreign sales between its glove line and apparel line of products. The disclosure will be as follows:

Revenue Disclosures

	Year Ended December 31, 2007			Year Ended December 31, 2006
Net Sales	Gloves	Apparel	Total	Gloves	Apparel	Total
Domestic	$10,591,382	$958,619	$11,550,001	$8,510,889	$426,594	$8,937,483
International	1,460,351	38,845	1,499,196	629,082	14,645	643,727

Total	$12,051,733	$997,464	$13,049,197	$9,139,971	$441,239	$9,581,210

Paragraph 39 of SFAS 131

The Company respectfully advises the Staff that it will revise its disclosure under “Note 3 Accounting Policies - Customer Concentration” as follows:

“One customer accounted for approximately $2,751,000 or 21% of net sales for year ended December 31, 2007 and the same customer accounted for approximately $1,706,000 or 17% of net sales for year ended December 31, 2006. No other customer accounted for more than 10% of net sales in either year.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Andrew Mew
Securities and Exchange Commission
October 23, 2008

Results of Operations

Comparison of Three and Six Months Ended June 30, 2008 and 2007

Net Sales, page 20

9.
We note that net sales decreased 16.4% during the second quarter of fiscal 2008 and 9.2% overall during the first six months of fiscal 2008 due to several reasons, including the softening demand of your products in light of the general downturn in the economy, the loss of a single customer's spring promotion and the tightening in the credit markets making it more difficult for you to finance the production of inventory. In addition, current relevant market conditions such as the level of consumer spending and the volume of construction activities appear to be declining. Please revise your disclosure and quantify their impacts, if possible, to provide investors a broader overview of how the current economic trends and difficulties will affect your future operations. Also, please discuss any specific plan or plan of operations you would take to mitigate these negative factors. See Item 303(a)(3)(ii) of Regulation S-K.

The Company proposes revising our disclosure as follows:

“Net Sales decreased $387,101 or 16.4%, to $1,969,216 in the quarter ended June 30, 2008 from $2,356,317 for the corresponding period in 2007. Included in 2007 sales was a Spring promotion with one customer for $336,801. This promotion did not repeat in 2008. Excluding this Spring promotion, net sales decreased by $50,300 or 2.5% in the second quarter of 2008. Two customers accounted for 26% of net sales during the quarter ended June 30, 2008 and one customer accounted for 21% of net sales for the quarter ended June 30, 2007. Net Sales decreased $385,930 or 9.2%, to $3,820,319 in the six months ended June 30, 2008 from $4,206,249 for the corresponding period in 2007. Excluding the Spring promotion, net sales decreased by $49,129 or 1.3%. Two customers accounted for 27% of net sales during the six months ended June 30, 2008 and one customer accounted for 15% of net sales for the six months ended June 30, 2007.”

The Company respectfully advises the Staff that we have seen a softening in the demand for our products in light of the general downturn in the overall economy, particularly in those sectors tied to housing and construction. As noted above, excluding a single customer’s Spring promotion in 2007 that did not repeat in 2008, our net sales have decreased 1.3% in the first half of 2008. We expect the current economic trends and difficulties in the general economy to continue for the foreseeable future and have been taking steps to curtail our controllable expenses while continuing to seek out new markets and customers for our products. The Company has been reviewing its product offerings and inventory levels, has secured alternate purchase order financing for the production of inventory, reduced marketing endeavors and other internal and external processes and procedures to affect cost savings and improvements.

Andrew Mew
Securities and Exchange Commission
October 23, 2008

In responding to the Comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please do not hesitate to call us if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely, /s/ Christian J. Scognamillo
Christian J. Scognamillo

CJS/jlf

cc:	Milwood Hobbs
Thomas Kreig
Eduard Jaeger